JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com
April 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:          ID Perfumes, Inc. .
Registration Statement on Form 10
Filed  March 14, 2013
File No. 000-52675
Comment Letter Dated:  April 10, 2013

Dear Sir/Madam:

Recent developments within the Company, travel by corporate officers and directors, confidentiality issues, coordination with our auditors, and the need to accurately and fully respond to the Comment  Letter and incorporate these changes in an amended Form 10 filing, cannot be properly or fully addressed within the time frame prescribed in the Comment Letter.

As such, we respectfully request that the Commission grant an extension until April 30, 2013 to respond to the Comment Letter.

Thanking you in advance for your consideration.

Sincerely,

/s/Jeffrey Klein

Jeffrey Klein